UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 001-09318

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRANKLIN RESOURCES, INC.

One Franklin Parkway

San Mateo, California 94403

Franklin Templeton Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

As of September 30, 2008 and 2007 and

For the year ended September 30, 2008

Note: Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator

Franklin Templeton Profit Sharing 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) as of September 30, 2008 and 2007 and the related statement of changes in net assets available for benefits for the year ended September 30, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2008 and 2007 and the changes in net assets available for benefits for the year ended September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), as of September 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements as a whole.

/s/ Perry-Smith LLP
Sacramento, California
March 17, 2009

Franklin Templeton Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

	September 30,
	2008	2007
Assets:
Cash	$180,195	$280,657
Investments at fair value (Note 3)	594,102,532	750,087,812
Participant loans	10,983,854	9,843,825
Receivables:
Employer contributions receivable	10,155,410	14,896,074
Employee contributions receivable	1,062,449	1,020,943
Other receivables	859,349	289,041

Total receivables	12,077,208	16,206,058

Total assets	617,343,789	776,418,352

Liabilities:
Amounts due to brokers for securities purchased	559,629	364,433
Fees payable	210	170
Other payables	14,150	—

Total liabilities	573,989	364,603

Net assets available for benefits	$616,769,800	$776,053,749

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the fiscal year ended September 30, 2008

Additions:
Additions to net assets attributed to:
Investment income:
Dividends	$50,370,732
Interest	1,349,291
Participant loan interest	739,924

Total investment income	52,459,947

Contributions:
Participant	29,270,107
Employer	16,885,586
Rollover	2,788,053

Total contributions	48,943,746

Total additions	101,403,693

Deductions:
Deductions to net assets attributed to:
Investment losses:
Net depreciation in fair value of assets (Note 3)	224,767,566
Expenses:
Benefit payments and withdrawals	35,874,126
Administrative fees and expenses	45,950

Total expenses	35,920,076

Total deductions	260,687,642

Net decrease	(159,283,949)
Net assets available for benefits:
Beginning of year	776,053,749

End of year	$616,769,800

The accompanying notes are an integral part of these financial statements.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Franklin Templeton Profit Sharing 401(k) Plan (the “Plan”) is a defined contribution plan. The Plan was originally effective as of October 1, 1981 and was most recently restated as of October 1, 2006. The Plan was amended several times thereafter. For a description of these amendments, please refer to Note 9—Plan Amendments.

The Plan covers substantially all employees of Franklin Resources, Inc. (the “Company”) and its U.S. subsidiaries who meet certain minimum age and employment requirements. The Plan has two features: a profit sharing feature and a 401(k) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to, and solely rely upon, the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Board of Directors of the Company has appointed an administrative committee (the “Administrative Committee”) and an investment committee (the “Investment Committee”) with certain authority to manage the policy, design, administration and investments of the Plan. The Administrative Committee, consisting of at least five members appointed by the Board of Directors of the Company, is the administrator of the Plan (the “Plan Administrator”). In the absence of the Administrative Committee for any reason, the Company will act as the Plan Administrator. The Investment Committee, consisting of at least five members appointed by the Board of Directors of the Company, is responsible for, among other things, analyzing the performance of investment options under the Plan and selecting new investment options to be offered under the Plan.

Effective December 28, 2007, the Plan Administrator appointed Charles Schwab Trust Company as the Plan’s trustee (the “Trustee”). The administration and recordkeeping services for the Plan are provided by The 401(k) Company, a subsidiary of the Trustee. Prior to December 28, 2007, Nationwide Trust Company, F.S.B. was the trustee of the Plan. Effective March 17, 2009, Independent Fiduciary Services, Inc., was appointed to act as an investment manager and independent fiduciary (the “Independent Fiduciary”) concerning the purchase, holding and sale by Plan participants and beneficiaries of the Company’s common stock in the Plan.

Contributions

Pursuant to the 401(k) feature of the Plan, each year, participants may contribute up to 50% of pretax annual compensation, as defined in the Plan document and subject to Internal Revenue Code limitations. Participants age 50 or older may elect to make catch-up contributions. Effective October 1, 2007, participants in the Plan may also elect to make contributions to Roth salary deferral accounts and Roth rollover accounts.

All eligible employees (as defined in the Plan) may begin contributing to the Plan as of the first of the month following their date of hire or attainment of age 21, if later. Newly hired eligible employees are automatically enrolled in the Plan at a deferral rate of two percent of compensation following an election period during which the employee may either opt out of the Plan or choose a different salary deferral percentage in the manner prescribed by the Plan Administrator. Unless the participant elects otherwise, the deferral rate will automatically increase by one percent each year on December 1st. The automatic increase is stopped when a deferral rate of fifteen percent is attained, unless changed by the participant.

The Company makes a matching contribution with respect to 50% of the first 6% of eligible compensation deferred by participants. The Company may also make a discretionary profit sharing contribution. Participants are eligible for employer profit sharing contributions if they have completed 1,000 hours of service during the Plan’s fiscal year (as defined by the Plan) and are employed on the last day of that year, or did not complete 1,000 hours of service or are not employed on the last day of the Plan’s fiscal year due to death, disability, or retirement at or after normal retirement age (age 65). Eligible employees become participants in the matching and profit sharing portions of the Plan on the first day of the month immediately following the latest of the one-year anniversary of their hire date, completion of one year of service, or attainment of age 21.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s deferral contributions, allocations of the Company’s matching and profit sharing contributions and the Plan earnings and charged with withdrawals and allocations of Plan losses and administrative expenses.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Employer matching contributions are allocated to a participant’s account based on the participant’s elective contribution. Employer profit sharing contributions are allocated to each participant’s account in a ratio of the participant’s eligible compensation to total eligible compensation for all Plan participants, as described in the Plan’s document.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their deferral contributions plus actual earnings thereon. Participants vest gradually in the Company’s matching and profit sharing contribution portion of their accounts plus actual earnings thereon based on their years of service. Typically, a participant is 100% vested after completing five “years of service,” as defined in the Plan.

Investment Options

Upon enrollment in the Plan, a participant may direct all contributions in 1% increments into any of the following investment options as of September 30, 2008:

Tier 1 – Asset allocation funds. The three asset allocation funds offer a convenient way to obtain a broadly diversified investment program for Plan assets.

•

Franklin Templeton Conservative Target Fund – The fund seeks the highest level of long-term total return consistent with a lower level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 40% equity funds, 40% fixed income funds and 20% short-term investments.

•

Franklin Templeton Moderate Target Fund – The fund seeks the highest level of long-term total return consistent with a moderate level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 55% equity funds, 35% fixed income funds and 10% short-term investments.

•

Franklin Templeton Growth Target Fund – The fund seeks the highest level of long-term total return consistent with a higher level of risk. The manager allocates assets among broad asset classes by investing in a distinctly weighted combination of Franklin, Templeton and Mutual Series funds; generally 80% equity funds, 15% fixed income funds and 5% short-term investments.

Tier 2 – Building a diversified portfolio. Investment options offered for those who are more comfortable with investing and would like to build their own diversified portfolio that will be consistent with their retirement planning investment objectives and tolerance for risk.

•	Franklin Capital Growth Fund – The fund seeks capital appreciation, with a secondary goal of current income, by investing primarily in stocks of leading businesses with strong growth prospects.

•	Franklin Money Fund – The fund seeks to provide investors with a high level of current income as is consistent with the preservation of shareholders’ capital and liquidity.

•

Franklin Large Cap Value Fund – The fund seeks long-term capital appreciation by investing at least 80% of the fund’s net assets in large-capitalization companies, which are defined as those similar in size to companies in the Russell 1000® Index, at the time of purchase.

•

Franklin Small Cap Growth Fund – The fund seeks long-term capital growth by investing at least 80% of its net assets in the equity securities of companies with market capitalizations of generally less than $1.5 billion, or the highest market capitalization in the Russell 2000® Index, whichever is greater, at the time of purchase.

•

Franklin Small Cap Value Fund – The fund seeks long-term total return by investing at least 80% of its net assets in securities of smaller companies (market capitalizations under $3.5 billion at the time of purchase) that the fund’s managers believe are undervalued.

•	Franklin Total Return Fund – The fund seeks to provide high, current income consistent with preservation of capital. Capital appreciation over the long term is a secondary goal.

•

State Street S&P 500 Index Fund – Common collective trust established for retirement plans seeks to capture the earnings and growth potential of large U.S. companies. The fund tracks the Standard and Poor’s 500 Index.

•	Templeton Foreign Fund – The fund seeks long-term capital growth by investing primarily in equity securities of companies outside the United States, including emerging markets.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Tier 3 – Expanded investment options. Additional investment options offered for those with more investment expertise who may want a wider selection of investment options from which to a build a diversified portfolio that will be consistent with their investment objectives and tolerance for risk.

•

Franklin Balance Sheet Investment Fund – The fund seeks high total return by investing most of its assets in the stocks of companies the fund managers believe are undervalued and trading at a low price relative to book value.

•	Franklin Flex Cap Growth Fund – The fund seeks capital appreciation by investing predominately in the equity securities of small-, medium- and large-sized companies.

•

Franklin Growth Fund – The fund seeks capital appreciation by investing substantially in the equity securities of companies that are leaders in their industries, and which the managers believe are suitable for a buy-and-hold strategy.

•

Franklin Growth Opportunities Fund – The fund seeks capital appreciation by investing substantially in equity securities of companies of any size that demonstrate accelerating growth, increasing profitability, or above-average growth or growth potential when compared to the overall economy.

•	Franklin High Income Fund – The fund seeks a high level of current income, with a secondary focus on capital appreciation, by investing substantially in higher yielding, lower-rated corporate bonds.

•	Franklin Income Fund – The fund seeks to maximize income, while maintaining prospects for capital appreciation, by investing in a diversified portfolio of stocks and bonds.

•

Franklin MicroCap Value Fund – The fund seeks high total return by investing at least 80% of its net assets in companies with a total market capitalization of less than $400 million that the fund managers believe are undervalued and have the potential for capital appreciation.

•	Franklin Rising Dividends Fund – The fund seeks long-term capital appreciation by investing at least 80% of its net assets in companies that have paid consistently rising dividends.

•

Franklin Small-Mid Cap Growth Fund – The fund seeks long-term capital growth by investing at least 80% of its net assets in equity securities of small- and medium-sized companies with market capitalization ranges of the Russell 2500™ Index for small-cap companies and Russell Midcap® Index for mid-cap companies.

•

Franklin U.S. Government Securities Fund – The fund seeks to provide income. Since 1983, the fund has invested substantially in Government National Mortgage Association securities, or Ginnie Maes (GNMAs). These securities carry a guarantee backed by the full faith and credit of the U.S. government as to timely payment of principal and interest.

•

Mutual Beacon Fund – The fund seeks capital appreciation, with income as a secondary goal, by focusing mainly on undervalued equity securities and, to a lesser extent, distressed securities and arbitrage opportunities.

•

Mutual Discovery Fund – The fund seeks capital appreciation by focusing primarily on undervalued equity securities and, to a lesser extent, distressed securities and merger arbitrage opportunities of companies from around the world.

•

Templeton Global Smaller Companies Fund – The fund seeks long-term growth by investing at least 80% of its net assets in securities of smaller companies throughout the world, including emerging markets.

•	Templeton Growth Fund – The fund seeks long-term capital growth by investing primarily in the equity securities of companies located anywhere in the world, including emerging markets.

•

Templeton World Fund – The fund seeks long-term capital growth by investing mainly in the equity securities of companies of any nation, including emerging markets and will invest in issuers located in at least three different countries (including the U.S.).

•	Franklin Resources, Inc. – Common Stock of the Company.

Participants may make investment allocation changes daily via either telephone or internet access to their personal account through The 401(k) Company.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Company allocated to his or her account and is notified by the Trustee prior to the time that such rights are exercised. Prior to March 17, 2009, if the Trustee did not receive timely instructions, the Trustee itself or by proxy would vote all such shares in the same ratio as the shares with respect to which instructions were received from participants. Effective March 17, 2009, the Independent Fiduciary was appointed to act as an investment manager and independent fiduciary concerning the Company’s common stock in the Plan. In accordance with the terms of that appointment, if the Trustee does not receive timely instructions as to voting from Plan participants, the Independent Fiduciary may vote all unvoted shares in its discretion.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Participant Loans

Participants with a vested balance of at least $2,000 may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Participants are allowed to have two outstanding loans at any given time; one general-purpose loan and one residential loan. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at prime lending rate plus one percent. Interest rates range from 5.00% to 11.00% with maturity dates ranging from September 2008 through September 2023. Principal and interest is paid through semi-monthly payroll deductions.

Payment of Benefits

On termination of service for any reason, a participant may elect to receive the value of the vested interest in his or her account as (with limited exceptions) a lump-sum distribution in cash or property or as a rollover to another eligible retirement plan. Participants may be entitled to receive pre-retirement distributions from their fully vested accounts upon reaching age 59 1/2 or in the event they incur a hardship, as defined in the Plan. However, a pre-retirement distribution is not in addition to their other benefits and will, therefore, reduce the value of benefits received at retirement. As of September 30, 2008 and 2007, benefits payable to participants that had elected to withdraw from the Plan but had not yet been paid totaled $265,919 and $243,395.

Forfeitures

If a portion of a participant’s account is forfeited, the amount forfeited remains in the Plan. Forfeitures may be used by the Plan to offset matching contributions or for other purposes, such as restoring returning participant accounts or for the payment of Plan expenses. Forfeitures attributable to Company matching contributions not used by the Plan are used to reduce current and future Company matching contributions. Forfeitures attributable to Company profit sharing contributions will be added to the Company’s contributions for profit sharing for the Plan year in which the forfeitures occur and then allocated to participants’ eligible share in such contributions. At September 30, 2008 and 2007, the amount of forfeitures used to offset Company matching contributions were $165,000 and $101,673 and the amount reallocated to participants as profit sharing contributions were $210,898 and $254,512. There were no forfeitures used to pay Plan expenses at September 30, 2008 and 2007.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Concentration of Investments

Included in investments at September 30, 2008 and 2007 are shares of Franklin Resources, Inc. common stock with a market value of $86,184,178 and $130,525,448. This investment represents approximately 15% and 17% of total investments at September 30, 2008 and 2007. The decline in the market value of the Company’s common stock during 2008 had a material adverse effect on the Plan’s net assets available for benefits. Please see Note 3 – Investments regarding the net depreciation in value of the Company’s common stock held in the Plan during 2008.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Plan’s assets are stated at fair value. Investments in the shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of shares held by the Plan at year-end. The investment in the Company’s common stock is valued at its quoted market price. Collective trusts are valued at the asset value per unit as determined by the collective trust as of the valuation date. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Gains and losses on sales of securities are calculated based on the weighted-average cost.

Net appreciation (depreciation) in fair value of Plan investments includes net unrealized appreciation (depreciation) of investments and net realized gains (losses) on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan utilizes various investment instruments including the Company’s common stock and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the concentration of credit risk in the Company’s common stock, and the level of uncertainty related to changes in the values of these investment securities, changes in market values of these securities in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

During the fiscal year ended September 30, 2008, the Plan’s investments were affected by sustained volatility in global financial markets, resulting from the continuing credit crisis in the United States which spread throughout the global financial markets and evolved into a global financial crisis. Global markets have experienced unprecedented volatility. The value of equities globally declined significantly during the fiscal year ended September 30, 2008. The market pressures resulted in a significant decline in the Plan’s investments, and accordingly, depreciation in the fair value of the Plan’s investments.

As of the date of this report, global markets continue to experience unprecedented volatility, and a challenging business climate is forecast for the foreseeable future.

Impact of Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to irrevocably elect fair value as the measurement method for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 provides the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The difference between carrying value and fair value at the election date is recorded as a cumulative effective adjustment to opening retained earnings. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The adoption of SFAS 159 is not expected to have a material impact on the Plan’s Financial Statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which clarifies the application of SFAS 157 for determining the fair value of a financial asset when the market for that asset is not active. The adoption of SFAS 157 is not expected to have a material impact on the Plan’s Financial Statements.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

3.	Investments

The following table presents investments at fair value that represent 5% or more of the Plan’s net assets.

	September 30,
	2008	2007
Franklin Resources, Inc. Stock Fund—Common Stock	$86,184,178	$130,525,448
Mutual Discovery Fund Z	49,251,685	56,719,322
Franklin Money Fund	48,534,864	44,576,857
Templeton Growth Fund	42,646,165	60,361,997
Templeton Developing Markets Trust	39,661,061	59,589,048
Franklin Growth Fund	36,300,984	43,779,037
Franklin Income Fund	31,272,226	40,861,220
Mutual Beacon Fund Z	30,949,050	39,348,809

During the year ended September 30, 2008, the Plan’s investments depreciated in value (including gains and losses on investments bought and sold, as well as held during the year) by $224,767,566 as follows:

Registered Investment Companies (mutual funds)	$(183,453,615)
Franklin Resources, Inc. common stock	(39,347,037)
Common Collective Trust	(1,966,914)

Net depreciation in fair value of investments	$(224,767,566)

4.	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter expiring January 31, 2012, that the Plan was designed in accordance with applicable regulations of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Trustee and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Management and Trustee’s Fees

The Company or the Plan, as provided in the Plan document, pays all administrative and operating expenses of the Plan.

6.	Plan Termination

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. Any unallocated assets of the Plan will be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.	Related Party Transactions

Plan assets are invested in the common stock of Franklin Resources, Inc., the Plan sponsor, and certain mutual funds, which are managed and provided with various services by wholly-owned subsidiaries of the Company. Therefore, these investments qualify as party-in-interest transactions. As investment manager, certain subsidiaries of the Company earn annual management fees ranging from 0.25% to 1.20% of the amounts invested in the funds. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.

Franklin Templeton Profit Sharing 401(k) Plan

Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of September 30, 2008:

Net assets available for plan benefits per the financial statements	$616,769,800
Less: Amounts due to withdrawing participants	(265,919)
Less: Participant contributions receivable from employees	(1,062,449)
Less: Interest receivable from employees	(31,747)

Net assets available for benefits per the Form 5500	$615,409,685

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 as of September 30, 2008:

Benefits paid to participants per the financial statements	$35,874,126
Add: Amounts allocated to withdrawing participants at September 30, 2008	265,919
Less: Amounts allocated to withdrawing participants at September 30, 2007	(243,395)

Benefits paid to participants per the Form 5500	$35,896,650

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to September 30, 2008, but not paid as of that date.

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 as of September 30, 2008:

Participant contributions per the financial statements	$29,270,107
Less: Participant contributions receivable as of September 30, 2008	(1,062,449)
Add: Participant contributions receivable as of September 30, 2007	1,020,943

Participant contributions per the Form 5500	$29,228,601

9.	Plan Amendments

The Plan was amended effective as of October 1, 2006 to (a) permit rollover distributions to non-spouse beneficiaries, (b) clarify that for purposes of employer profit sharing contributions, the term “Compensation” includes the cash portion of year-end bonuses and not the equity portion of such bonuses, and (c) clarify certain operational provisions of the Plan.

The Plan was amended effective as of October 1, 2007 to (a) permit Roth salary deferrals and rollover contributions from another Roth salary deferral account and (b) permit participants to make an election to defer from the cash portion of his or her year-end bonus (if any) in an amount equal to any whole percentage up to 100%, not to exceed the annual contribution limits.

The Plan was amended effective as of October 20, 2008 to permit participants to make a hardship withdrawal of all or part of a participant’s vested account balance, subject to certain limitations and to restrict a participant who makes a hardship withdrawal from making salary deferral contributions to the Plan or from making any elective contributions under any other plan maintained by the Company for six months following the date of the withdrawal. Whether a participant has incurred a hardship will be determined by the Plan Administrator in accordance with new requirements added to the Plan.

The Plan was amended effective for Limitation Years beginning on or after July 1, 2007 to comply with the final regulations promulgated under Section 415 of the Code.

SUPPLEMENTAL SCHEDULE

Franklin Templeton Profit Sharing 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number 13-2670991

Plan Number 003

September 30, 2008

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Value
	Federated Capital Reserves	Money Market Fund, 72,894.000 units	**	$72,894
*	Fiduciary Core Plus Fixed Income Fund	Mutual Fund, 139,345.390 shares	**	1,326,568
*	Franklin Aggressive Growth Fund	Mutual Fund, 1,627,319.955 shares	**	27,159,970
*	Franklin Capital Growth Fund	Mutual Fund, 865,733.775 shares	**	8,804,512
*	Franklin Flex Cap Growth Fund	Mutual Fund, 155,998.381 shares	**	6,260,215
*	Franklin Growth Fund	Mutual Fund, 974,523.075 shares	**	36,300,984
*	Franklin AGE High Income Fund	Mutual Fund, 1,013,924.170 shares	**	1,764,228
*	Franklin Income Fund	Mutual Fund, 15,874,226.672 shares	**	31,272,226
*	Franklin Large Cap Value Fund	Mutual Fund, 147,303.679 shares	**	1,748,495
*	Franklin MicroCap Value Fund	Mutual Fund, 194,976.510 shares	**	5,896,090
*	Franklin Money Fund	Money Market Fund, 48,534,863.550 units	**	48,534,864
*	Franklin Rising Dividends	Mutual Fund, 833,406.398 shares	**	24,227,124
*	Franklin Small Cap Growth Fund	Mutual Fund, 110,873.249 shares	**	930,226
*	Franklin Small Cap Value Fund	Mutual Fund, 256,952.539 shares	**	9,864,408
*	Franklin Small-Mid Cap Growth Fund	Mutual Fund, 640,432.766 shares	**	18,098,630
*	Franklin Templeton Conservative Target	Mutual Fund, 192,615.186 shares	**	2,309,456
*	Franklin Templeton Growth Target	Mutual Fund, 549,762.076 shares	**	7,036,955
*	Franklin Templeton Moderate Target	Mutual Fund, 670,225.346 shares	**	8,136,536
*	Franklin Total Return Fund	Mutual Fund, 302,374.564 shares	**	2,760,680
*	Franklin US Government Securities Fund	Mutual Fund, 2,355,502.579 shares	**	15,240,102
*	Mutual Beacon Fund Z	Mutual Fund, 2,581,238.569 shares	**	30,949,050
*	Mutual Discovery Fund Z	Mutual Fund, 1,825,488.707 shares	**	49,251,685
*	Mutual European Fund Z	Mutual Fund, 1,381,319.222 shares	**	27,543,505
	State Trust Bank S&P 500 Index	Common Collective Trust, 261,779.278 shares	**	8,381,387
*	Templeton Developing Markets Trust	Mutual Fund, 2,039,129.090 shares	**	39,661,061
*	Templeton Foreign Fund	Mutual Fund, 2,249,716.241 shares	**	19,977,480
*	Templeton Global Bond Fund	Mutual Fund, 205,517.434 shares	**	2,303,850
*	Templeton Global Smaller Companies	Mutual Fund, 1,959,383.500 shares	**	12,011,021
*	Templeton Growth Fund	Mutual Fund, 2,429,980.889 shares	**	42,646,165
*	Templeton World Advisor	Mutual Fund, 1,237,445.877 shares	**	17,447,987
*	Franklin Resources, Inc. Stock Fund – Common Stock	Common Stock, 977,921.000 shares	**	86,184,178
*	Loans to Participants	Participant Loans - various rates ranging from 5% to 11%		10,983,854

		Total		$605,086,386

*	Represents a party-in-interest to the Plan
**	Cost information is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: March 17, 2009	FRANKLIN TEMPLETON PROFIT SHARING 401(k) PLAN

/s/ Sharon Anderson
By: Sharon Anderson
Title: Vice-President HR Benefits
Authorized Representative of the Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Perry-Smith LLP, Independent Registered Public Accounting Firm